SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                VIVENDI UNIVERSAL
             (Exact Name of Registrant as Specified in Its Charter)


               FRANCE                                 NONE
     (State of Incorporation or       (IRS Employer Identification Number)
            Organization)

       42, AVENUE DE FRIEDLAND
        75380 PARIS CEDEX 08                         FRANCE
   (Address of Principal Executive                 (Zip Code)
              Offices)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
333-48966

Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class             Name Of Each Exchange On Which
         To Be So Registered             Each Class Is To Be Registered
         -------------------             -------------------------------

   Ordinary Shares, nominal value           New York Stock Exchange
    [Eurosymbol] 5.50 per share,
         represented by
   American Depositary Shares (as
  evidenced by American Depositary
 Receipts), each American Depositary
    Share representing one share

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

                                EXPLANATORY NOTE

     This Registration Statement on Form 8-A is being filed by Vivendi Universal as successor to Vivendi (File No. 1-16113) to describe Vivendi Universal's ordinary shares, nominal value [Eurosymbol] 5.50 per share (which are deemed registered pursuant to Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended), represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

DESCRIPTION OF VIVENDI UNIVERSAL ORDINARY SHARES

GENERAL

     As of December 8, 2000, there were 1,080,025,747 of our ordinary shares outstanding. All of the outstanding ordinary shares are fully paid. Our statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder, as discussed under "-- Form, Holding and Transfer."

OWNERSHIP OF VIVENDI UNIVERSAL ORDINARY SHARES BY NON-FRENCH PERSONS

     The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote ordinary shares of French companies. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in a French company. Under existing administrative rulings, ownership of 20% or more of a company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

     -    the acquiring party's intentions;

     -    the acquiring party's ability to elect directors; and

     -    financial reliance by the French company on the acquiring party.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

VOTING RIGHTS

     In general, each of our ordinary shares carries the right to cast one vote in shareholder elections. However, our statuts adjust the voting rights of shareholders who own in excess of 2% of the total voting power of our company through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place.

DIVIDEND RIGHTS

     We may pay dividends only out of our "distributable profits," plus any amounts held in our reserve that the shareholders decide to make available for distribution. These amounts may not include amounts specifically required to be held in reserve by law or the statuts. Distributable profits consist of the unconsolidated net profit generated in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or the statuts.

     LEGAL RESERVE. The French commercial code provides that French societes anonymes such as our company must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

     APPROVAL OF DIVIDENDS. Under the French commercial code, a company's board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If a company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, its board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval, unless the distribution is of shares. We generally do not expect to pay interim dividends.

     DISTRIBUTION OF DIVIDENDS. Dividends are distributed to shareholders pro rata in accordance with the nominal value of ordinary shares held. In the case of interim dividends, distributions are payable to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date will be decided by the shareholders in an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders).

     TIMING OF PAYMENT. Under the French commercial code, we must pay any dividends approved by the board of directors or shareholders within nine months of the end of our fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

LIQUIDATION RIGHTS

     If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our ordinary shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities we issued for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse.

     A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

     We agreed in the merger agreement with Seagram and CANAL+ to take all necessary actions, including making any necessary securities filings, to ensure that all holders of our securities, regardless of jurisdiction of residence, are entitled to all benefits of the foregoing preferential subscription rights.

LISTING

     Our ordinary shares have been listed for trading on the Premier Marche of the Paris Bourse.

FORM, HOLDING AND TRANSFER

FORM OF SHARES

     Our statuts provide that our ordinary shares may be held in registered or bearer form. In accordance with French securities law, shareholders' ownership rights, whether in registered or bearer form, are represented by book entries instead of share certificates.

HOLDING OF SHARES

     We maintain a share account with Sicovam for all our ordinary shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder's request, through the shareholder's accredited intermediary (I.E., a French broker, bank or financial institution registered as such). Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. BNP Paribas, as a matter of course, will issue confirmations to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

     Our ordinary shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are recorded in an account that the accredited intermediary maintains with Sicovam, as no other company is authorized to act as central depositary. That account is separate from our share account for pure registered ordinary shares with Sicovam. Each accredited intermediary maintains a record of our ordinary shares held through it and issues physical certificates of registration representing ordinary shares held in bearer form for the ordinary shares that it holds. Our ordinary shares held in bearer form may be transferred only through accredited intermediaries and Sicovam. We may ask Sicovam for the identity of the holders of its ordinary shares or other securities granting immediate or future voting rights, held in bearer form, with the number of shares or other securities so held.

TRANSFER OF SHARES

     Our statuts do not contain any restrictions on the transfer of our ordinary shares. Our registered ordinary shares must be converted into bearer form before being transferred on the Paris Bourse and, accordingly, must be recorded in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris Bourse, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of up to [Eurosymbol]l52,449.01 and at a rate of 0.15% for larger trades. This tax is subject to a rebate of [Eurosymbol]22.87 per transaction and a maximum assessment of [Eurosymbol]609.80 per transaction. Nonresidents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

ANTI-TAKEOVER EFFECTS

     The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify us within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (CMF) within five trading days of the date it crosses these thresholds.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a [Eurosymbol]18,293.88 fine.

     Under applicable French stock exchange regulations, when a natural person or a legal entity, acting alone or in concert, comes to hold, directly or indirectly, more than one-third of the securities or more than one-third of the voting rights of a listed company, that person or legal entity is obliged to make a tender offer for all the capital stock of the company and all other securities convertible into, or exchangeable or otherwise exercisable for, the capital stock or voting rights of the company. The offer must be on terms and conditions that are acceptable to the CMF and must remain open for 25 trading days.

     The same provisions apply to any natural person or legal entity acting alone or in concert:

     - that holds directly or indirectly between one-third and one-half of the securities or the voting rights of a company and that, in less than twelve consecutive months, increases the number of securities or voting rights it holds by at least 2% of all the securities or voting rights of the company; or

     - where more than one-third of the capital or voting rights of a listed company is held by another company and constitutes an essential part of the other company's assets and where:

          -- a person acquires "control" (as defined under the French commercial code) of the other company; or

          -- a group of persons acting in concert holds more than 50% of the capital or of the voting rights of the other company, without any of those persons having control individually.

     French stock exchange regulations provide certain exemptions to the obligation to make a mandatory offer that may be allowed by the CMF.

     Under French stock market regulations, a shareholder who comes to hold, alone or in concert with others, at least 95% of the voting rights of a listed company may initiate a withdrawal offer (offre publique de retrait) to acquire the shares of the remaining shareholders and, subject to the initiator having decided to do so at the time of the launch of the offer, the withdrawal offer may be followed by a mandatory "squeeze out" (retrait obligatoire) of the remaining minority shareholders. The majority shareholder may also reserve its right to initiate a squeeze out until the withdrawal offer has been completed. In the case of a majority shareholder that holds 95% of the company's voting rights, any holder of voting equity securities that does not belong to the majority group can also apply to the CMF to require the majority shareholder or group to file a withdrawal offer, and consequently to offer to acquire the shares of the minority. In that instance, the consideration to be given to the minority under the squeeze out cannot be lower than the withdrawal offer (and may be required to be higher if any event that would be of influence to the value of the company's securities occurs after the withdrawal offer is declared receivable by the CMF). The consideration offered must, in addition, be appraised by an independent expert.

     In addition, a number of provisions of French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

     -    shares with double voting rights;

     - a company's board of directors to increase the company's share capital during a tender offer;

     -    limitations on the voting power of shareholders; and

     - shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

     Our statuts contain provisions that could diminish the likelihood that a potential acquiror will gain control of the company. In particular, under our statuts:

     - the voting rights of shareholders who own in excess of 2% of the total voting power of the company are adjusted to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place; and

     - any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of the company's shares may be deprived of voting rights for those shares in excess of the unreported fraction.

     Holders of Vivendi Universal ADSs and holders of exchangeable shares of Vivendi Universal Exchangeco Inc. issued to certain Seagram shareholders in connection with the merger transactions (who will also be holders of Vivendi Universal voting rights, actions en nue propriete (or the bare legal title of an ordinary share), each of which gives the holder thereof the right to vote on the same basis and in the same circumstances as one ordinary share) must also comply with these disclosure requirements. These holders are also subject to having their voting rights reduced in the event of noncompliance to the same extent as holders of ordinary shares.

DESCRIPTION OF VIVENDI UNIVERSAL ADSS

AMERICAN DEPOSITARY SHARES

     The depositary has issued the Vivendi Universal ADSs, which are evidenced by Vivendi Universal ADRs. Vivendi Universal ordinary shares can be deposited with BNP Paribas, Societe Generale or Credit Lyonnais, as custodian, pursuant to a deposit agreement among Vivendi Universal, the depositary and owners and beneficial owners of Vivendi Universal ADRs. Each of our ADSs represents one Vivendi Universal ordinary share. Each of our ADSs also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to an ADR holder.

     The depositary's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, New York, NY 10286.

     Our ADSs can be held either directly or indirectly through a broker or other financial institution. A person or entity that holds ADSs directly by having the ADSs registered in its name on the books of the depositary, is considered a Vivendi Universal ADR holder. Except as otherwise indicated, this description assumes an ADR holder holds ADSs directly. A person or entity that holds ADSs through a broker or financial institution must rely on the procedures of that broker or financial institution to assert the rights of an ADR holder described in this section. All persons owning ADSs through a broker or a financial institution should consult with their broker or financial institution to find out what those procedures are.

     Because the depositary will actually hold our ordinary shares, a ADR holder will be required to rely on it to exercise the rights of a shareholder on the behalf of the ADR holder. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and our ADRs are governed by New York law.

     The following is a summary of the material terms of the deposit agreement. For more complete information, ADR holders should read the entire deposit agreement and the form of our ADR, which contains the terms of the ADSs. Copies of these documents are exhibits to the Form F-6 Registration Statement relating to the ADSs and to this document. A copy of the deposit agreement is on file with the depositary and the custodian and is open for inspection by our ADS holders during business hours.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     We may make various types of distributions with respect to our securities. The depositary has agreed to pay to ADR holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities, after deducting its fees and expenses. An ADR holder will receive these distributions in proportion to the number of underlying ordinary shares its ADSs represent.

     - Cash. The depositary will promptly convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, if it can do so. If the depositary cannot convert the currency, the deposit agreement allows the depositary to distribute the distribution in the foreign currency, or hold the foreign currency it cannot convert for the account of our ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for interest.

          Before making a distribution, any withholding taxes that will be required to be paid under applicable law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE DEPOSITARY CANNOT CONVERT THE FOREIGN CURRENCY, AN ADR HOLDER MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

     - Shares. The depositary will distribute new ADRs evidencing any ordinary shares we distribute as a dividend or free distribution. The depositary will distribute only whole ADRs. It will sell shares that would require it to issue a fractional ADR and distribute the net proceeds in the same way it does with cash. If additional ADRs are not distributed, the existing ADSs will also represent the new ordinary shares.

     - Rights to receive additional shares. If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to ADR holders if it can do so. If the depositary makes rights available to an ADR holder, upon instruction from the holder, it will exercise the rights and purchase the shares on behalf of the ADR holder. The depositary will then deposit the shares and issue ADRs to an ADR holder. It will exercise rights only if an ADR holder pays it the exercise price and any other charges the rights require you to pay.

     - Other Distributions. The depositary will send to the ADR holder anything else we distribute on deposited securities, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges.

     Before the depositary distributes any ADRs, rights or other property to holders of Vivendi Universal ADSs, we must instruct it to do so and provide reasonably satisfactory evidence that it is legal to do so. We have agreed with the holders of ADRs to take all actions necessary (including providing the required instructions and evidence to the depositary) to cause the distribution to an ADR holder of all shares, rights and anything else distributed to the holders of the ordinary shares to the same extent and in the same form as any distributions made to the holders of our ordinary shares, except that ADR holders will receive ADRs upon any distribution of ordinary shares and ADR holders will receive distributions of cash to the extent provided above. We have agreed with the holders of ADRs to register our ADRs, shares, rights or other securities to be distributed under applicable laws, if required thereunder, and to take all other actions necessary to permit those distributions to be made. We have agreed with the holders of ADRs that we will not make any distributions to the holders of our ordinary shares, or offer to the holders of our ordinary shares any rights to subscribe for additional shares or other securities, unless the distribution or offer will also be made substantially contemporaneously to the holders of our ADSs as required by the provisions described above.

     There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate, or that such conversion can occur within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

     The depositary will issue ADSs if an ADR holder or its broker deposits ordinary shares or evidence of rights to receive shares with the custodian. In the case of ADSs issuable upon exchange of the exchangeable shares, the depositary will issue the ADSs following our deposit with the custodian of the ordinary shares underlying those ADSs.

     Our ordinary shares deposited in the future with the custodian will be required to be accompanied by certain documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited ordinary shares for the account of the depositary. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares and not distributed as provided in the deposit agreement. The deposited ordinary shares and any such additional items are referred to as "deposited securities."

     Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses and any charges of the depositary and any taxes such as stamp taxes or stock transfer taxes or other fees or charges owing, the depositary will issue ADRs in the name of the person entitled to them evidencing the number of ADSs to which that person is entitled. Certificated ADRs will be delivered at the depositary's corporate trust office to the persons requested by the person entitled to them.

     When ADR holders turn in their ADSs at the depositary's corporate trust office, the depositary will, upon payment of certain applicable fees and expenses, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to an account designated by the ADR holder and maintained by us, in the case of ordinary shares in registered form, or transfer the ordinary shares to an account of an accredited financial institution on the behalf of the ADR holder, in the case of ordinary shares in bearer form. The ordinary shares underlying the ADSs issued upon exchange of the exchangeable shares will be in bearer form.

     The depositary may close the transfer books, at any time or from time to time, when deemed advisable by it in connection with the performance of its duties. However, when it does so, ADR holders retain the right to cancel their ADRs and withdraw the underlying deposited securities at any time subject only to:

     - temporary delays caused by the closing of the transfer books of the depositary or us or the deposit of our ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends (we are not aware of any statutory or regulatory limit to the length of time during which Vivendi

          Universal or the depositary can close its respective transfer books in connection with these activities; however, as indicated, we expect that any delay in canceling ADRs and withdrawing the underlying ordinary shares to be temporary);

     -    the payment of fees, taxes and similar charges; or

     - compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of underlying deposited securities.

     The right of ADS holders to withdraw underlying deposited securities may not be limited by any other provision of the deposit agreement.

VOTING RIGHTS

     In general, each Vivendi Universal ADS carries the right to cast one vote on matters on which holders of our ordinary shares may vote. However, our statuts adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. If an ADR holder holds ADSs directly or indirectly through a broker or financial institution, this formula will not be applicable to the ADR holder if the holder represents when it votes that it does not own in excess of 2% of the total voting power of Vivendi Universal (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer). If an ADR holder owns more than 2% (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer), that ADR holder will need to contact the depositary in order to vote; the depositary will forward to us the information necessary to allow the ADR holder to vote. The voting instructions that will be furnished to the ADR holder will explain these procedures.

     The depositary will provide an ADS holder with voting instructions upon its receipt of notice of the meeting, and an ADR holder may instruct the depositary how to exercise the voting rights for our ordinary shares underlying our ADSs. Upon receipt of notice of any meeting of holders of our ordinary shares or other deposited securities that we send, the depositary will mail, at our expense, the notice to our ADR holders as soon as practicable. The notice will contain an English version of the notice and an English translation of any materials provided to our ordinary shareholders, or in some cases, English equivalents of those materials, and will describe how the ADR holders, on or before a certain date, may instruct the depositary to exercise the voting rights for our ordinary shares underlying their ADSs, including a statement as to how ordinary shares for which the depositary receives incomplete voting instructions will be voted. For instructions to be valid, the depositary will be required to receive them on or before the date specified. The depositary will vote or have its agents vote the shares or other deposited securities as an ADR holder instructs and only as he instructs. The depositary will not itself exercise any voting discretion.

     We have agreed to deliver voting materials to the depositary sufficiently in advance of the meeting to enable the depositary to deliver voting materials to ADR holders, such that ADR holders will have sufficient time to give the depositary voting instructions. If an ADR holder hold ADSs through a broker, dealer or other intermediary, however, we cannot guarantee that the ADR holder's intermediary will send voting materials in time for the ADR holder to exercise its voting rights. The depositary will not charge ADS holders for submitting voting instructions as ADS holders to the depositary in connection with shareholders' meetings.

RECORD DATES

     The depositary will fix the dates for determining which of the ADS holders will be entitled:

     -    to receive a cash dividend or other distribution;

     - to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities; and

     - to give instructions for granting approvals for proposed amendments to the deposit agreement all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

     The depositary will deliver to all holders of ADSs English translations of all notices and any other communications and reports, including proxy materials, delivered to the holders of the ordinary shares or, in some cases, English equivalents of those documents. In addition, we will notify the depositary, and the depositary will notify the ADS holders, of any meeting of our shareholders or ADS holders, or of any adjourned meeting, provided that the depositary receives notice of such meeting from us. The depositary will make available for inspection, at its corporate trust office, English translations of all communications and reports that we make available for inspection by holders of ordinary shares or, in some cases, English equivalents of those documents. We have agreed to provide the depositary sufficient copies of all documents required to be delivered or made available to permit the depositary to satisfy these obligations.

     The depositary will also make available for inspection at its corporate trust office books, including the list of holders of receipts, for the registration and transfer of receipts by the ADS holders, provided that the inspection is not for the purpose of communicating with ADS holders in the interest of a business or object other than our business or is for a matter related to the deposit agreement or the Vivendi Universal ADSs.

FEES AND EXPENSES

     ADS holders may be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs, including if the deposit agreement terminates. The fee in each case shall not be in excess of $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. ADS holders or persons depositing shares may also be charged for the following expenses:

     -    stock transfer and other taxes and governmental charges;

     -    cable, telex and facsimile transmission and delivery charges;

     - transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

     - expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

     - a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distribution, except for distributions of cash dividends.

     We will pay all other charges and expenses of the depositary, including all fees and expenses related to the issuance of ADSs upon exchange of the exchangeable shares of Vivendi Universal Exchangeco Inc. issued to certain former Seagram shareholders in connection with the merger transactions, and any agent of the depositary (except the custodian) pursuant to agreements entered into from time to time by us and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

     ADR holders will be required to pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may deduct the amount of that tax or charge from any cash distribution or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder will remain liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may refuse to effect any transfer of an ADS or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations) until such payment is made. If the depositary sells the deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property, remaining after it has paid the taxes. The depositary will use reasonable efforts to assist eligible U.S. residents, and eligible Canadian residents who request assistance, in recovering amounts to which they may be entitled under some provisions of French law relating to the payment of dividends, including excess withholding and amounts in respect of the avoir fiscal.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     If we take certain actions that affect the deposited securities, including
(1) any change in nominal value or par value, split-up, consolidation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets, then the shares or other securities received by the depositary will become deposited securities. Any cash received by the depositary will be distributed to the extent described above. Each ADR will automatically represent its equal share of cash (until distributed) or the new deposited securities, unless additional ADRs are distributed pursuant to the following sentence. The depositary may execute and deliver additional ADRs, as in the case of a distribution of ordinary shares, or ask an ADR holder to surrender its outstanding ADRs in order to provide him with new ADRs specifically describing the new deposited securities.

AMENDMENT AND TERMINATION

     In general, we may agree with the depositary for the ADR holders to amend the deposit agreement and the ADSs without consent from the ADR holders. However, holders of a majority of the ADSs must approve in writing any amendment that materially and adversely affects their rights or, with respect to specified provisions of the deposit agreement, any amendment that is adverse to them. Notwithstanding the foregoing, ADR holders do not have the right to approve (1) amendments that are necessary to comply with any applicable laws or regulations, our statuts or the rules and regulations of the stock exchange on which the ADSs are listed, (2) amendments to increase the fees or charges that the depositary may charge to an ADR holder, and (3) amendments to change the number of ordinary shares that are represented by each ADS. In situations where no approval is required, ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADS holders. If an ADS holder continues to hold ADSs after being so notified, such holder will be deemed to have agreed to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

     No amendment will impair an ADR holder's right to surrender its ADSs and receive the underlying securities, except in order to comply with an applicable law.

     The depositary will terminate the deposit agreement if we ask it to do so. We can only do so if the deposited securities are listed on The New York Stock Exchange (NYSE) or the Nasdaq National Market prior to that termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In that event, we will use our reasonable best efforts to either
(i) enter into a successor depositary agreement having terms no less favorable to the holders of ADSs than the previous depositary agreement or (ii) cause the ordinary shares or other deposited securities (which will be distributed to ADS holders upon surrender of their ADSs) to be listed on the NYSE or the Nasdaq National Market. The depositary will be required to notify ADR holders at least 90 days before termination.

     After termination, the depositary and its agents will be required only to collect dividends and other distributions on the deposited securities and deliver ordinary shares and other deposited securities upon cancellation of ADSs. After one year from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations under the deposit agreement will be with respect to indemnification and to pay certain amounts to the depositary.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO VIVENDI UNIVERSAL ADR HOLDERS

     The deposit agreement expressly limits the obligations and liability of the depositary and its agents. Neither the depositary nor any of its agents will be liable if it:

     - is prevented from or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities and acts of God;

     -    exercises or fails to exercise discretion under the deposit agreement;

     -    performs its obligations without negligence or bad faith;

     - takes any action or fails to take any action based on advice or information provided by legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or any other qualified person; or

     - relies on any documents it believes in good faith to be genuine and to have been properly executed.

     The deposit agreement limits our liability and obligations, and those of our agents, in the same way.

     Neither the depositary nor our company, nor our respective agents, will be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs that in our opinion or the opinion of the depositary, respectively, may lead it to incur expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liability is furnished as often as it requires.

     The depositary will not be responsible for a failure to carry out instructions to vote the deposited securities (provided it performs its obligations in good faith), the matter on which any vote is cast or the effect of the vote.

     The depositary may own and deal in any class of our securities.

DISCLOSURE OF INTEREST IN VIVENDI UNIVERSAL ADSS

     We may from time to time request ADR holders to provide information as to the capacity in which the holders own or owned ADSs and regarding the identity of any other persons then or previously interested in the Vivendi Universal ADSs as to the nature of such interest and various other matters. The depositary will use reasonable efforts to comply with written instructions received from us requesting that the depositary forward any such requests to the ADS holders and to forward to us any responses to such requests received by the depositary.

     Each ADR holder will be required to comply with our statuts, as they may be amended from time to time, and French law, if applicable, with respect to the disclosure requirements regarding ownership of our shares, all as if such ADSs were, for this purpose, the ordinary shares represented thereby. For a description of provisions of French law and our statuts that impose disclosure obligations, see "-- Description of Vivendi Universal Ordinary Shares -- Anti-Takeover Effects." In order to facilitate compliance with those requirements, ADS holders will be required to deliver any required information to the depositary and our company. We will, as soon as practicable, forward the information, if applicable, to the CMF or other French authorities.

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before the depositary will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, the depositary may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the books of the depositary or our books are closed, or at any time if the depositary deems it advisable to do so. An ADR holder has the right to cancel its ADSs and withdraw the underlying ordinary shares at any time except in circumstances in which the depositary may restrict the withdrawal of deposited securities. See "-- Deposit, Withdrawal and Cancellation."

PRE-RELEASE OF ADRS

     In certain circumstances, subject to the provisions of the deposit agreement, the depositary may issue ADRs before deposit of the underlying ordinary shares. This is called a pre-release of the ADRs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADRs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

     - before or at the time of the pre-release, the party to whom the pre-release is being made must:

     - represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited;

     - assign all beneficial ownership of the shares or ADRs to the depositary; and

     - agree to not take any action with respect to the shares or ADRs that is inconsistent with the transfer of beneficial ownership;

     - the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

     - the depositary must be able to close out the pre-release on not more than five business days' notice.

     In addition, the depositary will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it deems it appropriate to do so.

ITEM 2.  EXHIBITS.

1.   Vivendi Universal Restated Corporate Statuts.

2. Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi Universal, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

3. Letter Agreement between Vivendi Universal and The Bank of New York relating to the payment of fees, dated December 8, 2000.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                VIVENDI UNIVERSAL



                                       /S/  Jean-Francois Dubos
                                -----------------------------------------
                                Name:  Jean-Francois Dubos
                                Title: General Counsel Chief Officer

Dated:  December 29, 2000